UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 33-4663

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN

AND

HUGHES SAVINGS PLUS PLAN

The DIRECTV Group, Inc.

2250 East Imperial Highway

El Segundo, California 90245

(Name of issuer of the securities held pursuant to

the plans and the address of its

principal executive offices)

Registrant’s telephone number, including area code (310) 964-0700

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Bruce B. Churchill
Executive Vice President and Chief Financial Officer 2250 East Imperial Highway El Segundo, California 90245

FINANCIAL STATEMENTS AND EXHIBIT

(a)	FINANCIAL STATEMENTS

The Hughes Non-Bargaining Employees Thrift and Savings Plan (“Non-Bargaining Plan”) and the Hughes Savings Plus Plan (“Savings Plus Plan”).

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b)	EXHIBIT

Exhibit 23 - Consent of Independent Auditors	20

SIGNATURE

The Hughes Non-Bargaining Employees Thrift and Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Non-Bargaining Employees Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hughes Non-Bargaining Employees Thrift and Savings Plan
(Name of Plan)

Date: May 27, 2004	By	/s/ WILLIAM G. JOHNSTON

(William G. Johnston, Assistant Treasurer)

SIGNATURE (concluded)

The Hughes Savings Plus Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hughes Savings Plus Plan
(Name of Plan)

Date: May 27, 2004	By	/s/ WILLIAM G. JOHNSTON

(William G. Johnston, Assistant Treasurer)

INDEPENDENT AUDITORS’ REPORT

Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits by Plan of the Hughes Non-Bargaining Employees Thrift and Savings Plan and the Hughes Savings Plus Plan (collectively, the “Plans”) as of November 30, 2003 and 2002 and the related Statements of Changes in Net Assets Available for Benefits by Plan for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plans’ management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Los Angeles, California

May 24, 2004

HUGHES NON-BARGAINING EMPLOYEES THRIFT

AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

	As of NOVEMBER 30, 2003
	NON-BARGAINING	SAVINGS PLUS	TOTAL
	(Dollars in Thousands)
INVESTMENT IN HUGHES MASTER TRUST (Notes 2 and 6)	$2,207,850	$96,024	$2,303,874
CONTRIBUTIONS RECEIVABLE:
Employee	503	21	524
Employer	184	—	184

Total contributions receivable	687	21	708

NET ASSETS AVAILABLE FOR BENEFITS	$2,208,537	$96,045	$2,304,582

See notes to financial statements.

HUGHES NON-BARGAINING EMPLOYEES THRIFT

AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

	As of NOVEMBER 30, 2002
	NON-BARGAINING	SAVINGS PLUS	TOTAL
	(Dollars in Thousands)
INVESTMENT IN HUGHES MASTER TRUST (Notes 2 and 6)	$2,078,838	$95,432	$2,174,270
CONTRIBUTIONS RECEIVABLE:
Employee	589	19	608
Employer	286	14	300

Total contributions receivable	875	33	908

NET ASSETS AVAILABLE FOR BENEFITS	$2,079,713	$95,465	$2,175,178

See notes to financial statements.

HUGHES NON-BARGAINING EMPLOYEES THRIFT

AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

	FOR THE YEAR ENDED NOVEMBER 30, 2003
	NON-BARGAINING	SAVINGS PLUS	TOTAL
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Hughes Master Trust (Note 6)	$306,915	$12,651	$319,566

OTHER ACTIVITIES:
Employee contributions	27,008	407	27,415
Employer contributions	7,752	377	8,129
Benefit payments	(212,827)	(12,879)	(225,706)
Plan transfer	(24)	24	—

Net decrease from other activities	(178,091)	(12,071)	(190,162)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	128,824	580	129,404
NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,079,713	95,465	2,175,178

END OF THE YEAR	$2,208,537	$96,045	$2,304,582

See notes to financial statements.

HUGHES NON-BARGAINING EMPLOYEES THRIFT

AND SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

	FOR THE YEAR ENDED NOVEMBER 30, 2002
	NON-BARGAINING	SAVINGS PLUS	TOTAL
	(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment loss from Hughes Master Trust (Note 6)	$(282,624)	$(11,768)	$(294,392)

OTHER ACTIVITIES:
Employee contributions	28,548	994	29,542
Employer contributions	12,378	671	13,049
Benefit payments	(237,573)	(15,848)	(253,421)
Plan transfer	142	(142)	—

Net decrease from other activities	(196,505)	(14,325)	(210,830)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(479,129)	(26,093)	(505,222)
NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,558,842	121,558	2,680,400

END OF THE YEAR	$2,079,713	$95,465	$2,175,178

See notes to financial statements.

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Hughes Non-Bargaining Employees Thrift and Savings Plan and Hughes Savings Plus Plan (collectively the “Plans”) provides only general information. Participants should refer to the respective plan documents for a more complete description of the Plans’ provisions.

Description of the Plans – The financial statements comprise the accounts of the Hughes Non-Bargaining Employees Thrift and Savings Plan (“Non-Bargaining Plan”) and the Hughes Savings Plus Plan (“Savings Plus Plan”). The Plans were restated on November 6, 2002 to incorporate the various amendments made throughout the years and to conform with current regulations as required. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration - The Plans are administered by an Administrative Committee whose members are appointed by The DIRECTV Group, Inc. (formerly known as Hughes Electronics Corporation and referred to here as the “Company” or “The DIRECTV Group”), which until December 22, 2003 was a wholly owned subsidiary of General Motors Corporation (“GM”). See Note 9 Subsequent Events. The trustee of the Plans is State Street Bank and Trust (“State Street”), previously Deutsche Bank Trust Company Americas (“Deutsche Bank”) which was formerly known as Bankers Trust Company. Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans’ expenses are paid by the plan participants, as provided by the Plans’ documents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the “Master Trust”). See further discussion in Note 6. The Plans’ investments in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

Financial Instruments and Investments - The Plans invest in a master trust which utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could have a material adverse effect on the Plans’ financial statements.

Income Taxes - The Plans obtained their latest determination letters in 2003 in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (the “Code”) and are, therefore, not subject to Federal income taxes under present income tax laws. The Plans have been amended since receiving the determination letters, however, the Company believes that the Plans currently are designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a “pre-tax” basis, the Company’s matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

Reclassifications - Certain reclassifications have been made to prior years’ financial statements to conform to current year presentation.

NOTE 3. PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans as soon as administratively feasible following one hour of service. Effective January 1, 2002, the Plans provide that eligible non-highly compensated participants may contribute from 1 percent to 20 percent (in whole percentages) of his or her compensation to the Plans. Eligible highly compensated participants may contribute from 1 percent to 12 percent (in whole percentages) of his or her compensation to the Plans. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 6.

The Company contributes to the General Motors Class H Common Stock Fund an amount equal to 100 percent of the individual employee’s contribution to the Plans up to 4 percent of the employee’s compensation, subject to certain limitations.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of continuous service. Effective December 1, 2002, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plans. At November 30, 2003 and 2002, forfeited nonvested accounts totaled $419,026 and $4,651,161, respectively. During the years ended November 30, 2003 and 2002, employer contributions were reduced by $5,280,259 and $416,904, respectively, from forfeited nonvested accounts.

The Company reserves the right to terminate the Plans at any time subject to the provisions set forth in ERISA. Upon such termination, the participants’ rights to the Company’s contributions vest immediately, and the account balances are to be fully paid to the participants.

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. PARTICIPANT LOANS

The Plans allow participants to borrow from their vested account balances, subject to certain limitations as set forth in the Plans. The loans bear interest at 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants’ vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, company match unrestricted, and company match restricted. The funds are withdrawn pro-rata from the respective investment funds available for each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5. BENEFITS TO WITHDRAWING PARTICIPANTS

Benefit payments to participants are recorded upon distribution. Net assets available for benefits include the following amounts allocated to accounts of persons who have elected to withdraw from the Plans, but have not yet been paid from the Plans:

Plans	2003	2002
	(Dollars in Thousands)
Non-Bargaining	$1,584	$413
Savings Plus	12	21

Total	$1,596	$434

NOTE 6. INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of trust assets of the Plans for investment and administrative purposes. Each plan has an undivided interest in the net assets of the Master Trust and changes therein. The assets of the Master Trust are held by State Street. Although assets of both Plans are commingled in the Master Trust, the Plans’ record keeper (Fidelity Investments) maintains supporting records for the purpose of allocating the net gains or losses of the investments to each of the Plans and to each participant’s account. The net investment income or loss of the investment assets is allocated by the record keeper to each Plan and to each participant’s account based on account balances for participants by Plan.

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

The following schedules summarize the net assets and net investment income(loss) of the Master Trust.

a)	NET ASSETS OF THE MASTER TRUST

	FOR THE YEARS ENDED
	2003	2002
	(Dollars in thousands)
INVESTMENTS:
Short-term investment funds	$258,690	$131,923
Certificates of deposit	—	52,010
Short-term U.S. Govt. obligations	100,976	84,753
Short-term corporate obligations	149,055	308,110
Common stock	673,203	589,156
Common stocks-GM Class H	347,464	262,730
Pooled investments	262,077	289,198
Preferred stock	4,331	3,248
Insurance contracts	5,803	5,620
Mutual funds	469,813	396,333
Participant loans	18,929	22,213
Other	12,909	33,585

Total investments	2,303,250	2,178,879
Dividends and interest receivable	3,231	2,463
Receivable for securities sold	3,599	1,543
Payable for securities purchased	(5,391)	(8,281)
Contributions receivable	708	908
Other	(815)	(334)

NET ASSETS OF THE MASTER TRUST	$2,304,582	$2,175,178

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

b)	NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST

	FOR THE YEARS ENDED
	2003	2002
	(Dollars in Thousands)
INVESTMENT INCOME(LOSS) AND EXPENSES:
Net appreciation/(depreciation) in fair value of investments
Hughes Equity Fund	$109,747	$(166,466)
Hughes Fixed Income Fund	(9,375)	(9,823)
GM Class H Common Stock Fund	104,618	(61,792)
Hughes Balanced Fund	23,239	(30,952)
Raytheon Common Stock Fund	(2,136)	(5,208)
Fidelity Combined Funds	63,405	(65,176)

Net appreciation in fair value of investments	289,498	(339,417)
Dividends	15,124	16,053
Interest and other income	20,743	34,271
Investment management and trustee fees	(5,799)	(5,299)

NET INVESTMENT INCOME(LOSS)	$319,566	$(294,392)

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7. RELATED PARTY

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Hughes Fixed Income Fund which was managed directly by a subsidiary of the Company through October 2003. In October 2003 the investment management services of this account and the management of the cash-sweep investment vehicle was outsourced to General Motors Asset Management Company (“GMAM”), a subsidiary of GM. The subsidiary of the Company and GMAM also perform certain other duties in relation to the oversight of the investments of the Plans (with asset values at November 30, 2003 and 2002 of approximately $501,366,271 and $488,682,000, respectively). Investment management fees paid by the Plans to the subsidiary and GMAM for these services are as follows (in thousands):

	2003	2002
	(Dollars in thousands)
Paid to subsidiary of the Company
Non-Bargaining	$692	$705
Savings Plus	28	32

Total investment management fees	$720	$737

Paid to GMAM
Non-Bargaining	$101	$—
Savings Plus	4	—

Total investment management fees	$105	$—

The Master Trust invests in certain General Motors Acceptance Corporation bonds and GM common stocks. The Plan sponsor was a wholly owned subsidiary of GM until December 2003. Therefore, these transactions qualify as party-in-interest transactions. See Note 9 Subsequent Events.

NOTE 8. PLAN AMENDMENTS

Effective December 1, 2002, the Plans were amended so that participants vest in the Company match on a three-year cliff vesting schedule.

Effective January 1, 2003, the Plans were amended to maintain the Raytheon Stock Fund as an investment option beyond December 31, 2002.

Effective April 1, 2003, the Plans were amended to permit the Company to use forfeited, nonvested company matching contributions of terminated employees whose vested account balance was fully distributed to reduce future Company contributions to the Plans.

Effective April 1, 2003, the Plans were amended to conform to IRS requested changes for a favorable determination letter.

Effective July 25, 2003, the Savings Plus Plan was amended to eliminate the 2% auto enrollment provision for Call Center employees.

Effective October 20, 2003, the Savings Plus Plan was amended so employees of the Call Centers would be eligible for the company match six (6) months after their hire date.

NOTE 9. SUBSEQUENT EVENTS

On December 22, 2003, GM, the Company and The News Corporation Limited, (“News Corporation”) completed a series of transactions that resulted in the split-off of the Company from GM and the simultaneous sale of GM’s 19.8% interest in the Company to News Corporation. In addition to certain cash consideration, GM received approximately 28.6 million of News Corporation Preferred American Depository Shares (“ADSs”) in these transactions. GM split-off the Company by distributing the Company’s common stock to the holders of the GM Class H common stock in exchange for GM Class H common stock on a one-for-one basis. Immediately after the split-off, News Corporation acquired an additional 14.2% of outstanding common stock from the former GM Class H common stockholders, which provided News Corporation with a total of 34% of the Company’s outstanding common stock. GM Class H common stockholders received about 0.8232 shares of the Company’s common stock and about 0.09207 News Corporation Preferred ADSs for each share of GM Class H common stock held immediately prior to the closing of the transactions. As a result of these transactions, the Company is now a publicly traded company. Further, as part of these transactions, the 20,759,371 shares of GM Class H common stock held by the Plan were exchanged for 17,089,450 shares of common stock of the Company and 1,911,405 shares of News Corporation Preferred ADSs. On March 16, 2004, the Company changed its name from Hughes Electronics Corporation to The DIRECTV Group, Inc., and changed the ticker symbol for its common stock traded on the New York Stock Exchange from “HS” to “DTV”. Employer contributions after the transaction continue to be made to the Company common stock fund.

On July 31, 2003 the Administrative Committee approved an amendment, effective December 1, 2003, to require Savings Plus Plan participants to pay directly the administrative fees relating to qualified and nonqualified Domestic Relations Orders (“DROs”).

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN AND HUGHES SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED NOVEMBER 30, 2003 AND 2002 - Concluded

NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Non-Bargaining Plan	2003	2002
Net assets available for benefits per the Financial statements	$2,208,537	$2,079,713
Payable to participants	1,584	413

Net assets available for benefits per Form 5500	$2,206,953	$2,079,300

Benefit payments per the financial statements	$212,827	$237,573
Payable to participants - Current Year	1,584	413
Payable to participants - Prior Year	(413)	(1,184)

Benefit payments per Form 5500	$213,998	$236,802

Savings Plus Plan	2003	2002
Net assets available for benefits per the Financial statements	$96,045	$95,465
Payable to participants	12	21

Net assets available for benefits per Form 5500	$96,033	$95,444

Benefit payments per the financial statements	$12,879	$15,848
Payable to participants - Current Year	12	21
Payable to participants - Prior Year	(21)	(66)

Benefit payments per Form 5500	$12,870	$15,803

HUGHES NON-BARGAINING EMPLOYEES THRIFT AND

SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NOVEMBER 30, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2003 and 2007)	$ 16,697,830

HUGHES SAVINGS PLUS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NOVEMBER 30, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value

*	Various Participants	Participant Loans (maturing between 2003 and 2007)	$ 2,231,142